

January 6, 2012

<u>Via E-mail</u>
Baruch Shusel
Chief Financial Officer
G. Willi-Food International Ltd.
4 Nahal Harif St., Northern Industrial Zone
Yavne, 81106, Israel

> **Re:** **G. Willi-Food International Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed June 30, 2011**
> **Response dated December 21, 2011**
> **File No. 0-29256**

Dear Mr. Shusel:

We have reviewed your response dated December 21, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review Prospects, page 31

A. Results of Operations, page 38

1. We reviewed your response to comment two in our letter dated November 23, 2011. As previously requested, please tell us your consideration of disclosing the following information in your discussion and analysis of operations for each year presented:

   - the reasons for increases in the expense items identified in your discussions of selling and general and administrative expense; and

- the effective tax rates and the reasons for the change between years in your discussions of taxes on income.

Consolidated Financial Statements, page F-1

Consolidated Statement of Cash Flows, page F-7

2. We reviewed your response to comment three in our letter dated November 23, 2011. Please tell us:

- the prepaid slotting fees balance as of December 31, 2010 and December 31, 2009 and where the prepaid slotting fees are presented on the balance sheet;

- how you classify slotting fees when expensed;

- the average length and general terms of slotting fee arrangements; and

- your consideration of classifying slotting fee payments as operating cash flows given the length of the slotting fee arrangements and the reference to long-term assets in the definition of investing activities in paragraph 6 of IAS 7.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief